[On Transamerica Life Insurance Company Letterhead]

July 30, 2010

VIA EDGAR CORRESPONDENCE FILING

Attn.: Mr. Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Transamerica Life Insurance Company
Transamerica Separate Account R3
File Nos. 333-166119/811-22407
Initial Registration Statement on Form N-6

Dear Mr. Ruckman:

On behalf of Transamerica Life Insurance Company ("Transamerica Life"), this letter provides responses to written comments regarding the above-referenced filing that you conveyed to us by letter dated June 11, 2010.  For your convenience, each of your comments is set forth in full below, and is followed by the response.  Transamerica Life will file a pre-effective amendment to include current financial statements for Transamerica Life, to incorporate responses to these written comments, and to make other clarifying changes to the disclosure in the registration statement.  The Company will file acceleration requests from the Company and from the principal underwriter accompany for that pre-effective amendment.

If you have any questions concerning this correspondence filing, please do not hesitate to call the undersigned at (319) 355-6115.

Very truly yours,

/s/ Karen J. Epp
Karen J. Epp

Transamerica Life Insurance Company
Transamerica Separate Account R3
File Nos. 333-166119/811-22407
Correspondence Filing

1. General

a.
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

Response:  Third parties do not support the guarantees referenced in the prospectus.

b.	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  Transamerica Life Insurance Company ("Transamerica Life") confirms that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

c.	Please note if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus.

Response:  Transamerica Life is not relying on an exemption under Rule 12h-7.

d.
Where appropriate, please clearly distinguish between the "owner" and the "insured."  For example, the disclosure found under Ownership Rights on page 34 seems to describe the rights of the insured rather than the owner, if one assumes that the term "owner" refers to the corporations and partnerships the policy is offered to.  On the other hand, the disclosure found on pages 48 and 49 describing the Experience Credits feature seems to clearly refer to these corporations and partnerships.  Please clarify fully the extent to which an insured under a Policy has any right to provide conclusive direction to the registrant regarding any of the rights or obligations under the contract.

Similarly, please ensure that the use of the terms "you" and "your" are consistent in their application throughout the prospectus.

Response:  In the above-referenced initial registration statement, the term "insured" is defined in the "Glossary" section of the prospectus as "the person upon whose life the Policy is issued," and the term "policy owner (owner, you, your)" is defined as the "person who owns the Policy and who may exercise all rights under the Policy."  In addition, Transamerica Life notes that the term "owner" is used on the cover page of the prospectus to refer to the purchaser of the Policy, and the general description of the Policy in the "Policy Benefits/Risks Summary" section of the prospectus provides that the Policy is

Transamerica Life Insurance Company
Transamerica Separate Account R3
File Nos. 333-166119/811-22407
Correspondence Filing

offered to corporations and partnerships that:  (i) purchase at least five (5) Policies, each on the life of a different insured; and (ii) pay an aggregate annualized first-year planned premium for all such Policies of at least $100,000.  To better highlight the distinction between the "owner" (of) and the "insured" (under) a Policy, Transamerica Life has revised the definition of the term "owner" in the "Glossary" to clarify that the owner of a Policy is the entity that purchases the Policy and may exercise all (ownership) rights under the Policy.  Transamerica Life also has revised the SAI disclosure to clarify that the "owner" and not the "insured" may exercise all (ownership) rights under the Policy.  The term "owner," as used in the prospectus and SAI, is synonymous with the terms "policy owner," "you" and "your."

2. Front Cover Page

Please provide more information as to the type of policy being sold by the prospectus, e.g., flexible versus scheduled, group versus individual. See Form N-6, Item 1(aX3).

Response:  The disclosure has been revised to specify that the policy is an individual variable adjustable life insurance policy.

3. Policy Benefits/Risks Summary

a.	Supplemental Benefits (Riders) (p. 1): Please note the availability of the Death Benefit Enhancement Riders.

Response:  The disclosure has been revised to note the availability of the Death Benefit Enhancement Riders.

b.
Free Look Period (p. 1):  Please clarify supplementally whether the prospectus may be offered in a state where the registrant would be required to return premiums paid as opposed to the value of the contract and, if so, make the necessary revisions in the Summary and in the detailed discussion on page 36.

Response:  At this time, no states have requested a change to the free-look language.  If a state requests a change to the policy filing, Transamerica Life will amend the prospectus accordingly.

c.
Loans (p. 3):  Please revise the first bullet point to note that a loan may be up to 90% of net cash value.  In addition, the prospectus notes that "a portion" of cash value is used to securitize the loan.  The prospectus states on page 60 that the amount transferred equals the amount borrowed.  Please make that clear here.

Response:  The insurance contract states that the Loan Value on any date is equal to 90% of the Cash Value on that date.  Because the wording of the first bullet point is consistent with the language in the insurance contract, and accurately describes the operation of

Transamerica Life Insurance Company
Transamerica Separate Account R3
File Nos. 333-166119/811-22407
Correspondence Filing

loans under the Policy, Transamerica Life respectfully declines to revise the disclosure to refer to "net cash value."  The disclosure in the third bullet point under this subheading has been revised, however, to clarify that the amount transferred as collateral for a loan is an amount equal to the requested loan.

d.	Load Risk (p. 5): Please explicitly state that the deferred sales charge is only applied against premiums paid in the first policy year.

Response: The requested disclosure has been added.

4.  Fee Tables

a.
Premium Load (p. 6):  Footnote 1 notes that target premium is a calculated value that varies with gender age and underwriting class.  Please clarify supplementally whether it also varies with the face amount of the policy and/or the death benefit option selected and, if so, revise the footnote accordingly.  In addition, as a matter of providing context please consider indicating sample target premiums for face amounts of $100,000, $500,000 and $1,000,000 for a representative insured with a given death benefit option.

Response:  The premium load also varies with the face amount of the policy.  Disclosure to this effect has been added to the prospectus.

b.
Cost of insurance (p. 7):  Footnote 1 states the individual characteristics of the insured by which the cost of insurance will vary, but also notes there may be other factors. Please revise footnote 1 to include all factors by which the cost of insurance may vary.

Response:  The disclosure has been revised to clarify that the primary factors that determine cost of insurance rates are the age, gender and underwriting class of the insured, and Policy duration.

c.
Cost of Insurance if Experience Credits are Elected (p.8):  Please confirm the accuracy of the charges listed here.  The charges appear to be the same as those listed for the Cost of Insurance; however, by the terms of this feature as described in the prospectus it would seem that these charges should be 20% higher than those listed for Cost of Insurance.

Response:  The charges are accurate.  After rounding, the minimum and maximum cost of insurance charges (with or without experience credits) are the same.  There is a variance, however, in the current cost of insurance charges (with and without experience credits) for a representative insured.

d.
Loan Interest Spread (p.8):  Please confirm supplementally that the charge for the loan interest spread is calculated based upon the average cash value as opposed to the loaned amount.  Please also make the basis of the charge clear in the Loan Interest subsection of the Charges and Deductions section on page 33.

Transamerica Life Insurance Company
Transamerica Separate Account R3
File Nos. 333-166119/811-22407
Correspondence Filing

Response:  The charge for the loan interest spread is calculated based upon the loan amount.  The disclosure in the fee table has been revised accordingly (and is now consistent with the disclosure in the more detailed description of "Loan Interest" in the "CHARGES AND DEDUCTIONS" section of the prospectus).

e.	Term Life Insurance Rider (p. 9): Please note the personal characteristics that pertain to the various charges listed under this rider.

Response:  The disclosure has been revised to include the personal characteristics of the insureds to whom the minimum and maximum charges presented apply.

5.  Charges and Deductions

a.
Monthly Deduction (pp. 29-30):  The disclosure discusses the composition of the monthly deduction and notes that a portion of the monthly deduction is a “factor representing the mortality and expense risk charge.”  Please clarify what is meant by the term “factor.”

Response:  The disclosure has been revised to clarify that the mortality and expense risk charge itself is one of several charges that comprise the monthly deduction.

b.	Monthly Policy Charge (p. 30): Please delete the sentence which follows the three bullet points as it is redundant.

Response:  The disclosure has been revised.

c.
Monthly Cost of Insurance (pp. 30-31):  The disclosure notes that there are “a number of factors, including, but not limited to....”  Please state all the factors by which the cost of insurance may vary.

Response:  The disclosure has been revised to clarify that the primary factors that determine cost of insurance rates are the age, gender, underwriting class of the insured, Policy duration or length of time that an increase in face amount has been in effect.

d.	Optional Term Insurance Rider (p. 31): Please disclose that this charge is deducted on a monthly basis.

Response:  The disclosure has been revised to clarify that the charge for the optional term insurance rider is a monthly charge.

e.
Optional Term Insurance Rider (p. 31):  The fee table states that this charge is based upon the net amount at risk, while the disclosure here states that the charge is based upon the face amount or the net amount at risk. If these two terms are used synonymously, please explicitly state that. Otherwise, please clarify the apparent ambiguity.

Transamerica Life Insurance Company
Transamerica Separate Account R3
File Nos. 333-166119/811-22407
Correspondence Filing

Response:  The disclosure has been revised to clarify that the monthly charge for the optional term insurance rider is based upon the issue age, duration, sex and underwriting class of the insured, and term insurance amount.

f.	Monthly Deferred Sales Load (p. 32): Please also state the amount of this charge in terms of the annual charge so that the disclosure here matches that in the fee table.

Response:  The disclosure has been revised as requested to state both the monthly and the equivalent annual rate of the current monthly deferred sales load.

6.  The Policy

a.
Allocating Premiums (pp. 37-38):  The prospectus states that if a selected subaccount is not available, the premium payment “will be held in suspense.” Please clarify the meaning of this phrase, including where assets “held in suspense” are held.

Response:  In response to this comment, the disclosure has been revised to explain that if the selected subaccount is not available, then premium payments will be held in suspense in the general account and the processing of a requested allocation will be delayed until the selected subaccount becomes available.  Generally, if the selected subaccount does not become available within two days of the request, then the premium payment will be returned to the owner.

b.	Making Premium Payments (p. 39): Please clarify whether any deductions are made when loan repayments are made.

Response:  The disclosure has been revised, as requested, to clarify that charges are not deducted from loan repayments.

7.  Transfers

Third Party Asset Allocation Services (p. 45): The prospectus states that the registrant does not offer asset allocation services. But the registrant then notes that the owner’s investment advisor who may provide these services may also serve as the registrant’s insurance agent selling the contract. Please confirm that none of these advisers are an affiliate of the registrant or employed by the registrant. If you cannot make that confirmation, please provide more information about the asset allocation services being provided, e.g., the extent to which the adviser can change allocations and whether the owner must affirmatively opt out of a service in order to refuse those changes.

Response:  Any investment advisor who also is the selling agent for Policies may, but need not, be an entity (or associated person thereof) that is affiliated with Transamerica Life.  In any event, and with regard to asset allocation programs, Transamerica Life is

Transamerica Life Insurance Company
Transamerica Separate Account R3
File Nos. 333-166119/811-22407
Correspondence Filing

aware of the requirements that may be applicable regarding (a) investment advisor and investment company registration (including the U.S. Securities and Exchange Commission staff's positions on these issues), and (b) custody of client funds or securities by investment advisors (Rule 206(4)-2 under the Investment Advisors Act, as amended, which Rule took effect March 12, 2010).  Transamerica Life is making an appropriate analysis of, and will take appropriate steps to facilitate compliance with, applicable legal requirements.

8.  Policy Values

a.
Experience Credits (pp. 48-49):  Please provide more detail regarding what is included in the “group of cases.” Are these all the cases held by the owner, or all the cases covered by the insurance company?

Response:  All Policies in a single case are issued to a single owner.  The term "group of cases" refers to a set of similarly underwritten inforce cases, each of which may be issued to a different owner. (Please note that both "case" and "group of cases" now appear in the "Glossary.")

b.
Experience Credits (pp. 48-49):  Please clarify the benefit to the owner. In the absence of the rider, the owner (or the insureds) would pay the standard cost of insurance, regardless of the benefit claims made that year. Electing the rider means the owner must pay the standard cost of insurance plus 20%. 1f, at the end of the year, the insurance company pays out less in life insurance benefits than it had anticipated, the owner recoups some of the 20%. However, if the insurance company pays out more in life insurance benefits than it had anticipated, the owner loses that 20%. On the other hand, it seems that the insurance company is passing the cost of having to pay more life insurance benefit claims than anticipated on to owners who have been told this cost is a benefit. Please clarify.

Response:  The first paragraph under the subheading "Experience Credits" has been revised to clarify how Policy costs may decrease over time for owners who elect to receive experience credits.

c.
Experience Credits (pp. 48-49): Please provide a plain English description of the meaning of the ratio between actual life insurance benefit claims and anticipated life insurance benefit claims. Please also describe the periods of time over which the values described in the formula are to be measured, and provide an example of how the annual refunds described on the bottom of page 48 are determined.

Response:  The disclosure has been revised to incorporate the requested descriptions and to provide an example illustrating the calculation of contributions to the claim stabilization reserve and any related experience credits.

Transamerica Life Insurance Company
Transamerica Separate Account R3
File Nos. 333-166119/811-22407
Correspondence Filing

9.  Life Insurance Benefit

a.
On page 50, the prospectus notes that the disclosure regarding settlement options can be found in the [statement of additional information ("SAI")]. Please move the disclosure regarding settlement options from the SAI to the prospectus. See Item 8(a), Instruction (v) of Form N-6.

Response:  As requested, Transamerica Life has moved disclosure regarding settlement options from the SAI to the "Life Insurance Benefit" section of the prospectus.

b.	The prospectus notes that that payment of life insurance benefit proceeds may be delayed. Please provide general guidance as to how long it could be delayed and on what grounds.

Response:  The disclosure has been revised to emphasize more directly the importance of receiving "due proof of death" in good order.

10.  Surrenders and Partial Withdrawals

a.	Surrenders (p. 57): Please include a sub-heading for the discussion of the additional amount.

Response:  The disclosure has been revised as requested.

b.	Surrenders (p. 58): When discussing the “factor”, please clarify whether the total first year premium will always be greater than, or at least equal to, the target premium, as is seen in the examples.

Response:  The disclosure has been revised as requested.

11.  Loans

General (p.60):  Please revise the second bullet point to note that a loan may be up to 90% of net cash value.

Response:  The insurance contract states that the Loan Value on any date is equal to 90% of the Cash Value on that date.  Because the wording of the second bullet point is consistent with the language in the insurance contract, and accurately describes the operation of loans under the Policy, Transamerica Life respectfully declines to revise the disclosure as requested.

12.  Supplemental Benefit Riders

a.	Term Insurance Rider (pp. 70-71): Please include an example illustrating the operation of the Term Insurance Rider.

Transamerica Life Insurance Company
Transamerica Separate Account R3
File Nos. 333-166119/811-22407
Correspondence Filing

Response: As requested, the disclosure has been revised to include an example illustrating the operation of the Term Insurance Rider.

b.	Death Benefit Enhancement Riders (pp. 71-74): In the second bullet point, please note that cost of insurance charges are higher because of the increased net amount at risk.

Response: The disclosure has been revised as requested.

13.  Glossary

a.	Please define the term “owner.”

Response:  In response to this comment, the current "Glossary" term "policy owner" has been replaced by the term "owner," and the definition of the term has been revised to clarify that the "owner" is the entity that purchases the Policy and may exercise all (ownership) rights under the Policy.  The term "owner," as used in the prospectus, is synonymous with "policy owner," "you" and "your."

b.	Please define the term “group of cases.”

Response: The term "group of cases" has been added to the "Glossary" in the prospectus.

c.	Please define the term “net amount at risk.”

Response: The term "net amount of risk" has been added to the "Glossary" in the prospectus.

14.  Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Transamerica Life Insurance Company
Transamerica Separate Account R3
File Nos. 333-166119/811-22407
Correspondence Filing

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  Transamerica Life will provide the “Tandy” representations requested by the SEC staff in a separate letter filed as correspondence in connection with the filing of a pre-effective amendment to the above-referenced initial registration statement on Form N-6 that incorporates responses to the comments cited above, as well as other clarifying changes.

9292681.2